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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sanderson Farms, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

800013

(Cusip Number)

Robert Buck Sanderson
225 N. 13th Avenue
Laurel, Mississippi 39440
(601) 649-4030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013			Page 2 of 7 Pages

1.	Name of Reporting Person: Robert Buck Sanderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,529 shares of Common Stock, $1.00 par value per share (“Common Stock”)

		8.	Shared Voting Power: 2,561,743 shares of Common Stock

		9.	Sole Dispositive Power: 11,886 shares of Common Stock

		10.	Shared Dispositive Power: 2,561,743 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,574,272 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 800013	Page 3 of 7 Pages

SCHEDULE 13D

Preliminary Statement

This filing by Robert Buck Sanderson amends his Schedule 13D to report transactions in shares of Sanderson Farms, Inc. common stock as set forth in Item 5.

ITEM 1.   Security and Issuer

The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the “Common Stock”), of Sanderson Farms, Inc. a Mississippi corporation (the “Company”), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

ITEM 2.   Identity and Background.

(a)   This statement is filed on behalf of Robert Buck Sanderson.

(b)   Mr. Sanderson’s address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

(c)   Mr. Sanderson is the Corporate Live Production Assistant of the Company and a member of the Board of Directors of the Company, whose address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

(d)   During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e)   During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Sanderson is a United States citizen.

ITEM 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

ITEM 4.   Purpose of Transaction.

On August 16, 2000, Mr. Sanderson was qualified as a co-executor of the estate of his father, Dewey R. Sanderson, Jr. (the “Estate”), in place of his mother who had previously served as executrix of the Estate, and therefore may be deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock.

Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions except as set forth below and in the last paragraph of this Item 4:

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent and other than sales of Common Stock from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6. The heirs and legatees are primarily the decedent’s four children who include Mr. Sanderson and Hugh V. Sanderson, the co-executors of the Estate.

CUSIP No. 800013	Page 4 of 7 Pages

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Company;

•	any other material change in the Company’s business or corporate structure;

•	changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

•	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.

Mr. Sanderson is a member of the Board of Directors of the Company and, as such, participates in deliberations of the Board of Directors that could involve actions such as the foregoing from time to time; and, in keeping with his fiduciary duties as a co-executor of the Estate, makes proposals or recommendations to the Board of Directors that could involve actions such as the foregoing from time to time.

ITEM 5.   Interest in Securities of the Issuer.

(a)   Mr. Sanderson may be deemed to be the beneficial owner of 2,574,272 shares of Common Stock, including 2,500 shares subject to exercisable options, representing approximately 19.8% of the shares of Common Stock believed to be outstanding.

(b)   Of the 2,574,272 shares of Common Stock that may be deemed to be beneficially owned by Mr. Sanderson, he is the record owner of 9,386 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

Mr.   Sanderson is the beneficial owner of 643 shares allocated to his account in the Company’s Employee Stock Ownership Plan (“ESOP”) and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 643 shares.

Mr.   Sanderson may be deemed to be the beneficial owner of 2,561,743 shares as the co-executor of the Estate and, as such, shares with Hugh V. Sanderson, the other co-executor, the power to vote or to direct the vote and to dispose or to direct the disposition of these 2,561,743 shares. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 2,561,743 shares owned of record by the Estate.

CUSIP No. 800013	Page 5 of 7 Pages

Of the 2,574,272 shares that may be deemed to be beneficially owned by Mr. Sanderson, 2,500 represent shares subject to exercisable options to purchase shares of Common Stock that Mr. Sanderson owns pursuant to the Company’s stock option plan.

The business address of Hugh V. Sanderson, who serves with Mr. Sanderson as co-executor of the Estate, is 225 N. 13th Avenue, Laurel, Mississippi 39440. He is the Manager of Customer Relations of the Company and a member of the Board of Directors of the Company, whose address is the same as Mr. Sanderson’s. During the last five years, Hugh V. Sanderson has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Hugh V. Sanderson is a citizen of the United States.

(c)   During the past sixty days, Mr. Sanderson has not effected any transactions in the Common Stock of the Company, except for the sale of 223,257 shares at $36.00 per share in an open market transaction on December 15, 2003 as co-executor of the Estate of Dewey R. Sanderson, Jr., and the sale of 11,500 shares at $40.05 per share in an open market transaction on January 8, 2004, also as co-executor of the Estate.

(d)   The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,561,743 shares owned of record by the Estate and reported herein as beneficially owned by Mr. Sanderson, and this interest relates to more than 5% of the class of Common Stock outstanding. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of these shares.

(e)   Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Pledge Agreement dated as of September 2, 2000 (the “Pledge Agreement”) by and between Union Planters Bank, N.A. (the “Lender”) and the co-executors of Estate, not individually but solely in their capacities as co-executors, the Estate pledged 1,703,364 of its shares of Common Stock to secure its obligations under the Credit Agreement dated as of September 2, 2000 (the “Credit Agreement”) by and between the Lender and the co-executors, not individually but solely as co-executors. The Credit Agreement pertains to borrowings of $6,148,050, the proceeds of which were used primarily to pay estate taxes. Copies of the Credit Agreement and the Pledge Agreement are filed as exhibits to Amendment No. 4 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on July 11, 2003 and are incorporated herein by reference.

On January 3, 2002, the co-executors of the Estate entered into a stock purchase agreement, which is incorporated by reference herein (see Item 7, below), with the Company pursuant to which the Company acquired 301,079 shares of Common Stock from the Estate pursuant to the Company’s stock repurchase program, at a price of $20.42 per share.

Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto or incorporated by reference herein is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated by reference herein.

ITEM 7.   Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

EXHIBIT 1	Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on July 11, 2003 with respect to Sanderson Farms, Inc.)

CUSIP No. 800013	Page 6 of 7 Pages

EXHIBIT 2	Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 2 to Amendment No. 4 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on July 11, 2003 with respect to Sanderson Farms, Inc.)

EXHIBIT 3	Stock Purchase Agreement dated January 3, 2002 between the Estate and Sanderson Farms, Inc., pursuant to which the Estate sold 301,079 shares of the Common Stock to Sanderson Farms, Inc. at a price of $20.42 per share, which was the closing price per share of the stock on NASDAQ on January 2, 2002 (incorporated by reference to Exhibit 3 to Amendment No. 3 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on January 18, 2002 with respect to Sanderson Farms, Inc.)

CUSIP No. 800013	Page 7 of 7 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert Buck Sanderson
Robert Buck Sanderson

Dated: January 15, 2004